FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company With Authorized Capital

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

CALL NOTICE EXTRAORDINARY GENERAL MEETING

The shareholders (“Shareholders”) of Companhia Brasileira de Distribuição (“Company”) are hereby called to the Extraordinary General Meeting (“General Meeting”) to be held, exclusively digital, on December 16th, 2022, at 3:00 p.m., in order to resolve on the following Agenda:

I.            Appointment of the Co-Vice Chairman of the Board of Directors, pursuant to article 13, paragraph 3rd, of the Bylaws of the Company;

II.          Ratify the hiring of Magalhães Andrade S/S Auditores Independentes, as the expert company responsible for the elaboration of the appraisal report of the net equity of James Intermediação de Negócios Ltda. (“James”) to be merged into the Company, with the base date of September 30, 2022 ("Merger Appraisal Report”);

III.        Approve the Merger Appraisal Report; and

IV.       Approve the merger into the Company of its subsidiary, James, in the terms and conditions described in the “Merger Protocol and Justification of James”, executed by the management of the Company and James.

We hereby inform that all documents related to the resolutions that will be voted on at General Meeting called hereby available to the Shareholders at the Company’s headquarters, on the investor relation’s website of the Company (www.gpari.com.br), and on the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), all documentation pertinent to the matters that will be deliberated on the General Meeting, including the management proposal and manual to attend this General Meeting ("Management Proposal”).

Participation in the General Meeting via electronic system:

Shareholders who wish to participate in the General Meeting through the digital platform must access the electronic address https://www.tenmeetings.com.br/assembleia/portal/?id=5855A07A4F62, complete their registration and attach all documents necessary for your qualification to participate and / or vote in the General Meeting, as indicated below, with at least 2 (two) days in advance of the date designated for the General Meeting, that is, until December 14, 2022 After the approval of the registration by the Company, the Shareholder will receive his login and individual password to access the platform through the e-mail used for registration.

The following documents must be sent by the shareholders through the electronic address indicated above:

(a)	Updated extract containing the respective shareholding issued by the custodian body;

(b)	For individuals: identity document with shareholder picture;

(c)	For legal entities: (i) restated bylaws or articles of association, and corporate documents proving the shareholder's legal representation; and (ii) identity document with photograph of the legal representative;

(d)	For investment funds: (i) restated governing document of the fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy and corporate documents proving the powers of representation; and (iii) identity document with photograph of the fund’s legal representative; and

(e)	if any of the Shareholders indicated in items (b) a (d) above is represented by a proxy, in addition to the respective documents indicated above, shall forward (i) power of attorney with specific powers for its representation at the General Meeting; (ii) identity documents of the present attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the mandate proving the powers of representation. For this General Meeting, the Company will accept powers of attorney granted by Shareholders electronically, preferably signed using the ICP-Brazil certification.

Participation in the General Meeting by means of a distance voting ballot:

Pursuant to CVM Resolution 81, as of March 29, 2022, and as detailed in the Management Proposal, Shareholders who have an interest in exercising their right to vote through the distance voting ballot shall send the voting instructions: (a) directly to the Company by e-mail societario@gpabr.com.br, accompanied by the documents indicated in the items (a) and (e) above or (b) through (i) their respective custodian agents (if they provide this type of service) or (ii) to the Share Registry Agent, through the channels it makes available.

In all cases, for the Distance Voting Ballot to take effect, December 09, 2022 (i.e. 7 (seven) days before the date of the General Meeting) shall be the last day for receipt by one of the above forms, and not the last day for its submission. If the Distance Voting Ballot is received after December 09, 2022, votes will not be counted.

Detailed information on the participation of the shareholder directly, by its legal representative or duly appointed attorney-in-fact, as well as the rules and procedures for participation and/or remote voting at the General Meeting, including guidelines for sending the Bulletin and also, guidelines on access to the digital platform and rules of conduct to be adopted at the General Meeting are set out in the Management Proposal.

São Paulo, November 16, 2022.

Jean-Charles Henri Naouri

President the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 16, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.